[redacted]

10028611

BB 3/30

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 26 2010
Washington, DC
200
Received

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- ~~44934~~ |

8-49934

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MS GLOBAL FINANCE, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Fifth Avenue, Suite 3000
(No. and Street)

New York, (City) NY (State) 10110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken MacKay (212)319-4829
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ACQUAVELLA, CHIARELLI, SHUSTER, BERKOWER & CO., LLP
(Name – *if individual, state last, first, middle name*)

| 517 ROUTE 1 SOUTH, SUITE 4103 | ISELIN | NJ | 08830 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BB 4/1

# OATH OR AFFIRMATION

I, Ken MacKay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MS Global Finance, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Supplemental Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ZUBAIR KHAN
Notary Public, State of New York
No. 01KH6188785
Qualified in Queens County
Term Expires June 16, 2012

**MS GLOBAL FINANCE, LLC**

**FINANCIAL STATEMENTS**
**AND SUPPLEMENTAL INFORMATION**
**PURSUANT TO RULE 17A-5 OF THE**
**SECURITIES AND EXCHANGE COMMISSION**

**DECEMBER 31, 2009**

# MS GLOBAL FINANCE, LLC

## CONTENTS

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

One Penn Plaza
$36^{th}$ Floor
New York, NY 10119
212.867.1319

# INDEPENDENT AUDITORS' REPORT

To the Member of
**MS Global Finance, LLC**

We have audited the accompanying statement of financial condition of **MS Global Finance, LLC** (the "Company"), as of December 31, 2009, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **MS Global Finance, LLC**, as of December 31, 2009 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
March 9, 2010

# MS GLOBAL FINANCE, LLC

## STATEMENT OF FINANCIAL CONDITION

| | December 31, 2009 |
|---|---|
| **ASSETS** | |
| Cash | $ 165,363 |
| Receivables - other | 6,515 |
| Furniture and fixtures, net of accumulated depreciation of $105 | 2,115 |
| Total assets | $ 173,993 |
| **LIABILITIES AND MEMBER'S EQUITY** | |
| Liabilities | |
| Accounts payable and accrued expenses | $ 70,988 |
| Member's equity | 103,005 |
| Total liabilities and member's equity | $ 173,993 |

The accompanying notes are an integral part of these financial statements.

# MS GLOBAL FINANCE, LLC

## STATEMENT OF OPERATIONS

| | Year Ended December 31, 2009 |
|---|---|
| **Revenues** | |
| Placement and service fees | $ 540,000 |
| Advisory fees | 706,724 |
| Other income | 4,811 |
| Total revenues | 1,251,535 |
| **Expenses** | |
| Consulting fees | 624,250 |
| Officers compensation | 276,700 |
| Payroll taxes | 11,878 |
| Professional fees | 90,214 |
| Rent | 63,000 |
| Travel and entertainment | 47,097 |
| Tickers and quotes | 31,770 |
| Insurance | 15,730 |
| Telephone | 7,230 |
| Office expense | 4,317 |
| Regulatory and registration fees | 3,138 |
| Other expenses | 4,996 |
| Total expenses | 1,180,320 |
| **Net income** | $ 71,215 |

The accompanying notes are an integral part of these financial statements.

# MS GLOBAL FINANCE, LLC

## STATEMENT OF CHANGES IN MEMBER'S EQUITY

| | Year Ended December 31, 2009 |
|---|---|
| **Balance,** January 1, 2009 | $ 31,790 |
| **Net income** | 71,215 |
| **Balance,** December 31, 2009 | $ 103,005 |

The accompanying notes are an integral part of these financial statements.

# MS GLOBAL FINANCE, LLC

## STATEMENT OF CASH FLOWS

| | Year Ended December 31, 2009 |
|---|---|
| **Cash flows from Operating activities** | |
| Net income | $ 71,215 |
| Depreciation | 105 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Increase (decrease) in cash flows as a result of changes in assets and liability account balances: | |
| Receivables - other | (3,282) |
| Accounts payable and accrued expenses | 40,105 |
| **Net cash provided by operating activities** | 108,143 |
| **Cash flows used in investing activities** | |
| Purchase of furniture and fixtures | (2,220) |
| **Net change in cash** | 105,923 |
| **Cash,** January 1, 2009 | 59,440 |
| **Cash,** December 31, 2009 | $ 165,363 |

The accompanying notes are an integral part of these financial statements.

## 1. Nature of Operations and Summary of Significant Accounting Policies

*Nature of Operations*

MS Global Finance, LLC (the "Company"), (formerly "MS Trade Finance, LLC") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company has a representative office in Ho Chi Minh City, Vietnam. The Company engages in a single line of business as a securities broker-dealer, primarily as an introducing broker soliciting and introducing buyers and sellers of trade finance paper and participation interests in trade finance paper. The Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(i). The Company filed a Certificate of Amendment to change its name to MS Global Finance, LLC on November 14, 2007. On February 12, 2009 the Company disposed of its subsidiary, MS Global Funding, LLC which was formed on July 25, 2008 to engage in the financial services business. Such subsidiary was primarily inactive from July 25, 2008 to February 12, 2009.

*Basis of Presentation*

The accompanying financial statements have been prepared in accordance with accounting principles generally in the United States of America ("GAAP").

*Use of Estimates*

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

*Placement and Service Fees*

Placement fees are recognized when earned and service fees are recognized on a month-to-month basis.

*Advisory Fees*

Advisory fees are recognized when earned.

*Income Taxes*

In accordance with GAAP, management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to net assets as of January 1, 2009. Based on its analysis, the management has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, the management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in other expenses, if assessed. No interest expense or penalties have been assessed as of and for the year ended December 31, 2009.

### 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

The Company's net income or loss, in general, is apportioned to its Member and is reported on its personal income tax returns. Since the Company operates in New York City, the Company provides for and is subject to the New York City Unincorporated Business tax on its income.

*Furniture and Fixtures*

Furniture and fixtures are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the related asset.

*Translation of Foreign Currency*

The Company's reporting currency is the United States Dollar. Cash denominated in foreign currencies are translated into United States Dollars at the period end exchange rates.

### 2. Fixed Assets

Fixed assets consist of the following:

| | |
|---|---|
| Furniture and fixtures | $ 2,220 |
| Less: Accumulated depreciation | (105) |
| | $ 2,115 |

### 3. Net Capital Requirement

The Company is a member of FINRA, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $94,160, which was $89,160 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.75 to 1.

### 4. Related Party Transactions

The Company is a party to an Expense Sharing Agreement with an affiliate (an entity partially controlled by the sole member of the Company). Under terms of this agreement, the affiliate pays consulting, travel, rent and other office expenses, in addition to certain other expenses including telephone and insurance. The affiliate charged the Company $149,550 for such expenses during the year ended December 31, 2009.

### 5. Cash Concentration

The Company maintains cash balances in banks which may exceed FDIC insured limits. Included in the cash is cash held in a financial institution located in the United Kingdom. As of December 31, 2009, the balance was $3,590(as converted from Euros).

### 6. Revenue Concentration

During 2009, Company's revenue from advisory fees and placement and service fees were received from two customers.

### 7. Subsequent Events

The Company has evaluated subsequent events through March 9, 2010 the date the financial statements were available to be issued.

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

One Penn Plaza
36th Floor
New York, NY 10119
212.867.1319

# INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member of
**MS Global Finance, LLC**

Our report on our audit of the basic financial statements of **MS Global Finance, LLC**, for the year ended December 31, 2009 appears on Page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
March 9, 2010

# MS GLOBAL FINANCE, LLC

## COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

| | December 31, 2009 |
|---|---|
| **Total member's equity** | $ 103,005 |
| **Deduct non-allowable assets** | |
| Receivables - other | 6,515 |
| Furniture and fixtures | 2,115 |
| | 8,630 |
| Net capital before haircut | 94,375 |
| **Haircut** | |
| Foreign Currency | 215 |
| **Net capital** | $ 94,160 |
| **Aggregate indebtness** | |
| Accounts payable and accrued expenses | $ 70,988 |
| **Computation of basic net capital requirement** | |
| Minimum net capital required (greater of 6 2/3% of aggregate indebtness or $5,000 minimum dollar net capital) | $ 5,000 |
| **Excess net capital** | $ 89,160 |
| **Percentage of aggregate indebtness to net capital** | 75% |

**Reconciliation with Company's Computation**
(Included in Part II of Form X-17A-5 as of December 31, 2009)

| | |
|---|---|
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $ 92,037 |
| Reduction of accounts payable and accrued expenses | 2,123 |
| Net capital per above | $ 94,160 |
| Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report | $ 73,111 |
| Aggregate indebtedness, as reported herein | $ 70,988 |

# MS GLOBAL FINANCE, LLC

## SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

## DECEMBER 31, 2009

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

One Penn Plaza
36th Floor
New York, NY 10119
212.867.1319

# SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Member of
**MS Global Finance, LLC**

In planning and performing our audit of the financial statements and supplemental schedules of **MS Global Finance, LLC** (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or "aggregate debits") and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control, and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibilities are safeguarded against loss from unauthorized use or disposition, and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design of operation of control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
March 9, 2010

# MS GLOBAL FINANCE, LLC

## INDEPENDENT ACCOUNTANTS' REPORT
## ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(e)(4) AND SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

FROM FISCAL PERIOD BEGINNING APRIL 1, 2009
AND ENDING DECEMBER 31, 2009

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

One Penn Plaza
36th Floor
New York, NY 10119
212.867.1319

# INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
**MS Global Finance, LLC**

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the fiscal period beginning April 1, 2009 and ending December 31, 2009, which were agreed to by **MS Global Finance, LLC** (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other state regulatory authorities, solely to assist you and the other specified parties in evaluating MS Global Finance, LLC's compliance with the applicable instructions of the Form SIPC-7T. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

(i) Compared the listed assessment payments in Form SIPC-7T with respective cash disbursements record entries which included check register and copies of checks, noting no differences;

(ii) Compared the amounts reported on the audited Form X-17A-5 for the fiscal period beginning April 1, 2009 and ending December 31, 2009, as applicable with the amounts reported in Form SIPC-7T for the same period, noting no differences;

(iii) Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences; and

(iv) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
March 9, 2010

# MS GLOBAL FINANCE, LLC

## SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

**From April 1, 2009 to December 31, 2009**

| | Date Paid or Filed | Payments Made | Annual Assessment Per Report |
|---|---|---|---|
| SIPC-4 general assessment for FY 2009 | January 7, 2009 | $ 150.00 | $ - |
| SIPC-6 general assessment for the first half of the fiscal year ending December 31, 2009 | July 27, 2009 | 673.00 | - |
| SIPC-7T general assessment fiscal period beginning April 1, 2009 and ending December 31, 2009 | February 11, 2010 | 1,820.00 | 2,493.00 |
| | | $ 2,493.00 | $ 2,493.00 |

Name of collection agent: Financial Industry Regulatory Authority

See Accompanying Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.